UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP

[_]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of
the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the
Investment Company Act of 1940.

(Print of Type Response)

1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)

Richard I. Anslow 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728	August 1, 2002 and October 14, 2002

3. IRS Identification Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person to Issuer (Check all applicable)

Segway V Corp.; No ticker or trading symbol	(X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (Specify below) President and Secretary

6. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)

Not Applicable	(X) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

Table I   --   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/day/year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)
		Code	V	Amount	(A) or (D)	Price

Common Stock	08/01/02	S		2,724,650	(D)	$272

Common Stock	10/14/02	S		2,275,350	(D)	$6,500

5. Amount of Securities Beneficially Owned At End of Month Instr. 3 and 4	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

-0-	N/A	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II   --   Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/day/year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and %)
			Code	V	(A)	(D)

NONE

6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount Or Number Of Shares

NONE

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) Cont.

9. Number of Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

NONE

Explanation of Responses:

None

SIGNATURE OF REPORTING PERSON

/s/   Richard I. Anslow

Richard I. Anslow

Date:   October 16, 2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.